7800 Shoal Creek Blvd.
Suite 230S
Austin, TX 78757

October 23, 2020
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:        Phunware, Inc.
Registration Statement on Form S-3
Originally Filed September 4, 2020
File No. 333-248618
Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 9:30 a.m. Eastern Time on October 27, 2020, or as soon thereafter as is practicable.
Please contact Alex R. Allemann with Winstead PC at (512) 370-2800 once the Registration Statement is declared effective.
PHUNWARE, INC.

By:    /s/ Alan S. Knitowski
Alan S. Knitowski
Chief Executive Officer